November 16, 2010

Securities and Exchange Commission
1010 F. Street, NE Washington, DC
20549

RE: Freedom Environmental Services, Inc.

Dear Sir / Madam:

We have read the statements included under item 4.01 of Form 8-K dated as of November 8, 2010 of Freedom Environmental Services, Inc. (the “Company”) to be filed with the Securities and Exchange Commission and we agree with such statements insofar as they relate to our dismissal. We cannot confirm or deny that the appointment of Averett, Warmus, Durkee, Osborn, Hennings, CPA’s (“AWDOH”) was approved by the Board of Directors, or that they were not consulted prior to their appointment as auditors.

As of November 16, 2010 the Company has a balance due and payable to our firm in the amount of $4,597.00 relating to previous work performed.

Sincerely,

Tarvaran, Askelson & Company, LLP